Banco Itaú Holding Financeira S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR 2006

We present below the main results of Itaú for 2006. The complete financial statements and the Management’s Discussion and Analysis Report are available on Itaú website (http://www.itauri.com.br).

1.

In 2006, consolidated net income of Banco Itaú Holding Financeira (Itaú) without the effects of the BankBoston (BKB) acquisition totaled R$ 6,480 million, with return of 34.1% on average equity. When taking into account the effects of this acquisition, net income amounted to R$ 4,309 million, with a return of 22.7%. Consolidated stockholders’ equity totaled R$ 23,564 million, a 51.4% increase in the year, and the referential equity for operating limits calculation purposes was R$ 30,720 million.

2.

On May 1 and August 8, 2006, Itaú and Bank of America Corporation entered into agreements for the acquisition of the operations of BankBoston and subsidiary companies in Brazil, Chile and Uruguay. The payment for this transaction was made through the issuance of 68,518 thousand preferred shares and 20,537 thousand common shares of Itaú, corresponding to 7.44% of its capital stock. On August 22, the operation was approved by Brazilian Central Bank (Bacen) and on February 1, it approved the operations in Chile and Uruguay. To conclude the process, we are only awaiting the formalization of Uruguayan authority, which depended on Bacen’s approval.

3.	In 2006, we highlight, besides the BKB acquisition, the following investments:
•

Banco Itaú Europa S.A. and its subsidiary Banco Itaú Europa Luxembourg S.A. signed an agreement with Bank of America Corporation for the acquisition of the total capital of BankBoston International and BankBoston Trust Company Limited, which includes around 5,500 private banking clients in Latin America and a total volume of managed financial assets of around US$ 3.7 billion.

•	Banco Itaú assumed the deposit and remittance operations of Santander Banespa in Japan, merging them with the operations of its branch in Tokyo.
•

Itaú and XL Capital Ltd. (XL), one of the largest insurance companies in the world in the large risk segment, incorporated a new insurance company, Itaú XL Seguros Corporativos S.A. (Itaú XL), which will operate in the commercial and industrial insurance markets of large risk in Brazil. Thus, Itaú is prepared to take advantage of the opportunites that will arise from the end of the monopoly of the Brazilian Reinsurance Institute.

•

It is also important to mention, the acquisition of Previtec Previdência e Tecnologia Ltda and of SFR Softwares e Análises de Sistemas Ltda, specialized companies in providing management services to private pension companies and a joint acquisition with Lojas Americanas S.A., of Pandora Participações S.A., a company that holds the right to offer financial products and services, through the eletronic channel Shoptime and TV Shoptime.

4.

Itaú paid or provided for its own taxes and contributions of R$ 6,220 million for the year. Additionally, the amount of R$ 9,131 million in taxes, directly levied on financial operations, was withheld and passed on from clients, and the taxes and contributions paid through the Itaú network on account of clients reached R$ 109 billion.

5.

This year, Itaú’s preferred and common shares rose 30.8% and 26.5%, respectively, while the Bovespa index rose 30.7%. Itaú’s market value reached R$ 92,270 million at the end of 2006. The amount of interest on own capital provided for and distributed to the shareholders totaled R$ 2,212 million at the proportion of R$ 1.89 per share.

6.

Itaú employed 59,921 people at the end of 2006 with a 17.4% increase for the year, mainly due to the acquisition of BankBoston’s operations in Brazil, with 3,821 employees, and Orbitall, with 2,349 employees. Fixed compensation plus charges and benefits totaled R$ 4,015 million in the year. Welfare benefits granted to employees and their dependants totaled R$ 701 million. Itaú invested R$ 69 million in education, training and development programs.

7.

Consolidated assets increased 37.6% in the year, totaling R$ 209,691 million. The loan portfolio, including endorsements and sureties, grew 38.2%, totaling R$ 93,648 million. Noteworthy is the 42.2% increase in the credit to individuals segment, reaching R$ 40,487 million. In the very small, small and middle market company segment, the increase was 59.9%, reaching R$ 20,446 million.

Total free, raised and managed own assets increased 43.3% in the year, totaling R$ 357,137 million. Savings deposits increased 15.8%. The total amount of technical provisions of insurance, pension plan and capitalization reached R$ 19,036 million, an increase of 30.0% in the year.

8.

Itaú complied with all the requirements of Section 404 of the Sarbanes-Oxley Act in connection with the internal controls over the consolidated financial statements as of December 31, 2005, being one year ahead of the compliance deadline set by the US authorities and the first foreign bank listed in the NYSE (New York Stock Exchange) to achieve this result.

9.

In 2006, Itaú continued to be the only Latin American bank in the Dow Jones Sustainability Index (DJSI) since its creation, for seven consecutive years. It has also been selected, again, to be part of the share portfolio of the Business Sustainability Index (ISE) of Bovespa.

10.

For the first time, Moody’s assigned to a Brazilian Bank, Itaú, through its Cayman Branch, the investment grade rating for long-term foreign-currency debt securities. The deposit ratings of Banco Itaú, Banco Itaú BBA and Banco Itaú Cayman Islands were also upgraded. Itaú was considered the Best Brazilian bank by Euromoney magazine (9th year in a row) and the Most Sustainable and Ethical Bank in Latin America by Latin Finance magazine and Management & Excellence consulting firm. Latin Finance magazine also considered Banco Itaú the Bank of the Year 2006 in Latin America and the Caribbean, and Banco Itaú BBA the Best Investment Bank in Brazil.

11.

Banco Itaú Holding, Banco Itaú, Banco Itau BBA, Banco Itaú Europa and Banco Itaú Buen Ayre adopted the revised version of the Ecuador Principles, which set forth the application of those principles for projects exceeding US$ 10 million. Itaú also applies social and environmental assessment criteria for projects with amounts higher than R$ 5 million.

12.

In 2006, R$ 110 million were invested in social and cultural projects. The projects supported by Rouanet Law totaled R$ 28 million. Fundação Itaú Social, one of the creators of All for Education Commitment, developed several actions and initiatives aimimg at contributing to the access, stay, completion and success at school by children and young people. The “Itaú Criança” (Itaú Child) Program, which mobilizes society with actions and programs that contribute to the full development of children and young people, in 2006, directly supported 1.8 million children served by “Pastoral da Criança”, a religious institution for children support. Fundação Itaú Social invested its funds in 22 own projects and 144 supports to institutions. The third “Escrevendo o Futuro” (Writing the Future) Award took place with the participation of 15,461 schools, 33,449 teachers and 1.6 million students of the 4th and 5th grades of public elementary and middle schools in Brazil. Instituto Itaú Cultural has reinforced its work in making the access to culture more democratic. In 2006, the initiatives at the Instituto’s headquarters in São Paulo reached over 300 thousand people and 206 events took place in all Brazilian states.

São Paulo, February 12, 2007.

Olavo Egydio Setubal

Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL

Diretor de Relações com Investidores